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                              November 12, 2020

       Rudy Mazzocchi
       President and Chief Executive Officer
       Agentix Corp.
       32932 Pacific Coast Highway, #14-254
       Dana Point, CA 92629

                                                        Re: Agentix Corp.
                                                            Post-effective
Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed November 4,
2020
                                                            File No. 333-248589

       Dear Mr. Mazzocchi:

                                                        We have reviewed your
post-effective amendment and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Post-effective Amendment No. 1 to Registration Statement on Form S-1 filed November 4, 2020

       General

   1. Please be advised that pursuant to Rule 8-08 of Regulation S-X, you were required to include audited
financial statements for the fiscal year ended August 31, 2020 in this Post-
                                                        effective Amendment. In
this regard, you do not report income from continuing
                                                        operations attributable
to the registrant before taxes in either fiscal year 2019 or 2018
                                                        (page F-14), and
therefore, you do not satisfy the requirement of Rule 8-08(b)(3) of
                                                        Regulation S-X. As
such, you are required to update your financial statements in registration statements
filed after 45 days but within 90 days of the year ended August 31,
                                                        2020. Please revise
your registration statement to update the financial statements.
 Rudy Mazzocchi
FirstName LastNameRudy Mazzocchi
Agentix Corp.
Comapany 12,
November  NameAgentix
              2020      Corp.
November
Page 2    12, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason L. Drory at 202-551-8342 or Mary Beth Breslin at 202-551-3625
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Jeffrey M. Quick, Esq.